11020686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, DC 189

SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) — New York (State) — 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva — (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OYC 3/16/11

KW 3/25

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2010

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C. 189 SECTION

pwc

Report of Independent Auditors

To the Partners of Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
INDEX

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2010

in millions	
Assets	
Cash and cash equivalents	$ 4,507
Cash and securities segregated for regulatory and other purposes (includes $29,462 at fair value)	32,780
Collateralized agreements:	
Securities borrowed (includes $64,750 at fair value)	191,890
Securities purchased under agreements to resell, at fair value	122,926
Receivables from brokers, dealers and clearing organizations	9,356
Receivables from customers and counterparties (includes $341 at fair value)	21,582
Financial instruments owned, at fair value	115,885
Financial instruments owned and pledged as collateral, at fair value	23,436
Total financial instruments owned, at fair value	139,321
Other assets	4,639
Total assets	**$527,001**
Liabilities and partners' capital	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $3 at fair value)	$ 10,016
Collateralized financings:	
Securities loaned (includes $28,083 at fair value)	64,511
Securities sold under agreements to repurchase, at fair value	154,245
Other secured financings (includes $2,598 at fair value)	61,708
Payables to brokers, dealers and clearing organizations	12,132
Payables to customers and counterparties	135,802
Financial instruments sold,bu t not yet purchased, at fair value	49,879
Other liabilities and accrued expenses (includes $23 at fair value)	7,056
Unsecured long-term borrowings (includes $227 at fair value)	866
Total liabilities	496,215
Commitments, contingencies and guarantees	
Subordinated borrowings	21,500
Partners' capital	
Partners' capital	9,164
Accumulated other comprehensive income	122
Total partners' capital	9,286
Total liabilities and partners' capital	**$527,001**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Consistent with management's view of the firm's activities, the firm reorganized its previous business activities into four new business activities: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management.

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporates, financial institutions, investment funds and governments. The firm also makes markets and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and prime brokerage services to institutional clients.

Investing & Lending

The firm invests in and originates loans to provide financing to clients. These investments and loans are typically longer-term in nature. The firm makes investments, directly and indirectly through funds that the firm manages, in debt securities, loans, public and private equity securities, real estate, and consolidated investment entities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2. Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2010, unless specifically stated otherwise, refer to the firm's calendar year ended, or the date, as the context requires, December 31, 2010. Any reference to a future year refers to a calendar year ending on December 31 of that year.

Note 3. Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Total Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Securitization Activities	Note 10
Variable Interest Entities	Note 11
Other Assets	Note 12
Short-Term Borrowings	Note 13
Long-Term Borrowings	Note 14
Other Liabilities and Accrued Expenses	Note 15
Commitments and Guarantees	Note 16
Transactions with Related Parties	Note 17
Employee Benefit Plans	Note 18
Employee Incentive Plans	Note 19
Income Taxes	Note 20
Credit Concentrations	Note 21
Legal Proceedings	Note 22
Net Capital Requirements	Note 23
Subsequent Events	Note 24

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity.

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities (VIE). A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock.

In general, the firm accounts for investments acquired subsequent to November 24, 2006, when the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. See Note 12 for further information about equity-method investments.

Use of Estimates
Preparation of these consolidated financial statements requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded.

Investment Management. The firm earns management fees for investment management services. Management fees are calculated as a percentage of net asset value, invested capital or commitments, and are recognized over the period that the related service is provided.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of financial assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of financial assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 10 for further information about transfers of financial assets accounted for as sales.

Receivables from Customers and Counterparties
Receivables from customers and counterparties generally consist of collateralized receivables, primarily customer margin loans, related to client transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 8 for further information about the fair values of these receivables. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Interest on receivables from customers and counterparties is recognized over the life of the transaction and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in other comprehensive income.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Cash and Cash Equivalents
The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

Transfers of Financial Assets and Interests in Variable Interest Entities (Accounting Standards Codification (ASC) 860 and 810). In June 2009, the FASB issued amended accounting principles that changed the accounting for securitizations and VIEs. These principles were codified as ASU No. 2009-16, "Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets" and ASU No. 2009-17, "Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in December 2009.

ASU No. 2009-16 eliminates the concept of a qualifying special-purpose entity (QSPE), changes the requirements for derecognizing financial assets and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the accounting and requires additional disclosures for VIEs. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU No. 2009-17 also requires entities previously classified as QSPEs to be evaluated for consolidation and disclosure as VIEs.

ASU Nos. 2009-16 and 2009-17 were effective for years beginning after November 15, 2009.

The firm adopted these amendments as of January 1, 2010 and reassessed whether it was the primary beneficiary of any VIEs in which it had variable interests (including VIEs that were formerly QSPEs) as of that date. Adoption resulted in an increase to the firm's total assets of approximately $90 million, principally in "Total financial instruments owned, at fair value." In addition, "Other Assets" increased by $545 million, with a corresponding decrease in "Total financial instruments owned, at fair value," as a result of the consolidation of an entity which holds intangible assets. See Note 12 for further information about intangible assets.

Upon adoption, the firm elected the fair value option for all eligible assets and liabilities of newly consolidated VIEs, except for (i) those VIEs where the financial assets and financial liabilities are accounted for either at fair value or in a manner that approximates fair value under other U.S. GAAP, and (ii) those VIEs where the election would have caused volatility in earnings as a result of using different measurement attributes for financial instruments and nonfinancial assets. Adoption did not have a material impact on the firm's financial condition.

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements were effective for the firm beginning on January 1, 2010, while others are effective for financial statements issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the firm's financial condition.

Note 4. Total Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The following table presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2010	
in millions	Total Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 3,510	$ –
U.S. government and federal agency obligations	80,620	20,828
Non-U.S. government obligations	2,025	644
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	3,079	–
Loans and securities backed by residential real estate	5,867	5
Bank loans	447	5
Corporate debt securities	12,490	4,165
State and municipal obligations	2,422	–
Other debt obligations	1,436	–
Equities and convertible debentures	16,061	15,602
Derivatives [1]	11,364	8,630
Total	**$139,321**	**$49,879**

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use, as inputs, market-based or independently sourced parameters, including but not limited to interest rates, volatilities, equity or debt prices, foreign exchange rates, commodities prices and credit curves.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively.

The fair value of certain level 2 and level 3 financial assets and financial liabilities may include valuation adjustments for counterparty and the firm's credit quality, transfer restrictions, large and/or concentrated positions, illiquidity and bid/offer inputs. See Notes 6 and 7 for further information about valuation adjustments.

Level 3 financial assets are summarized in the following table.

in millions	**As of December 2010**
Total level 3 assets	**$ 5,422**
Total assets	**$ 527,001**
Total financial assets at fair value	**$ 356,800**
Total level 3 assets as a percentage of Total assets	**1.0%**
Total level 3 assets as a percentage of Total financial assets at fair value	**1.5%**

Financial Assets and Financial Liabilities by Level

The following tables present, by level within the fair value hierarchy, total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option. See Notes 6 and 7 for further information on the assets and liabilities included in cash instruments and derivatives, respectively, and their valuation methodologies and inputs. See Note 8 for the valuation methodologies and inputs for other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Financial Assets at Fair Value as of December 2010				
in millions	Level 1	Level 2	Level 3	Netting and Collateral	Total
Total cash instruments	$45,745	$ 77,232	$4,980	$ –	$127,957
Total derivatives	55	11,612	442	(745) [3]	11,364
Total financial instruments owned, at fair value	45,800	88,844	5,422	(745)	139,321
Securities segregated for regulatory and other purposes	14,753 [1]	14,709 [2]	–	–	29,462
Securities purchased under agreements to resell	–	122,926	–	–	122,926
Securities borrowed	–	64,750	–	–	64,750
Receivables from customers and counterparties	–	341	–	–	341
Total	$60,553	$291,570	$5,422	$(745)	$356,800

	Financial Liabilities at Fair Value as of December 2010				
in millions	Level 1	Level 2	Level 3	Netting and Collateral	Total
Total cash instruments	$36,525	$ 4,680	$ 44	$ –	$41, 249
Total derivatives	13	8,666	331	(380) [3]	8,630
Financial instruments sold, but not yet purchased, at fair value	36,538	13,346	375	(380)	49,879
Securities sold under agreements to repurchase	–	154,245	–	–	154,245
Securities loaned	–	28,083	–	–	28,083
Other secured financings		1,785	813	–	2,598
Unsecured short-term borrowings	–	–	3	–	3
Unsecured long-term borrowings	–	–	227	–	227
Other liabilities and accrued expenses	–	2	21	–	23
Total	$36,538	$197,461	$1,439 [4]	$(380)	$235,058

1. Principally consists of U.S. Department of the Treasury (U.S. Treasury) securities and money market instruments.
2. Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.
3. Represents cash collateral and the impact of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.
4. Level 3 liabilities were less than 1% of total financial liabilities at fair value.

Note 6. Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government obligations, bank loans, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies and the fair value hierarchy.

Level 1 Cash Instruments
Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities and certain money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the firm holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments
Level 2 cash instruments include commercial paper, certificates of deposit, time deposits, most government agency obligations, most corporate debt securities, certain mortgage-backed loans and securities, certain bank loans, less liquid publicly listed equities, certain state and municipal obligations and certain money market instruments.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions, and/or (ii) for other premiums and discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments
Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 assets.

The following table presents the valuation techniques and the nature of significant inputs generally used to determine the fair values of each class of level 3 cash instrument.

Level 3 Cash Instrument	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs for these valuations include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • Market yields implied by transactions of similar or related assets • Current performance of the underlying collateral • Capitalization rates and multiples
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on relative value analysis, discounted cash flow techniques or a combination thereof. Significant inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Home price projections, residential property liquidation timelines and related costs • Underlying loan prepayment, default and cumulative loss expectations • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets
Bank loans Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Amount and timing of expected future cash flows • Current levels and trends of market indices such as CDX, LCDX & MCDX (indices that track the performance of corporate credit, loans and municipal obligations, respectively) • Market yields implied by transactions of similar or related assets • Current performance and recovery assumptions and, where we use credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation
Equities and convertible debentures • Private equity investments	Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available: • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals • Industry multiples and public comparables Evidence includes recent or pending reorganizations (e.g., merger proposals, tender offers, debt restructurings) and significant changes in financial metrics, such as: • Current financial performance as compared to projected performance • Capitalization rates and multiples • Market yields implied by transactions of similar or related assets

Cash Instruments by Level

The following tables present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", respectively.

	Cash Instrument Assets at Fair Value as of December 2010			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ –	$3,510	$ –	$ 3,510
U.S. government and federal agency obligations	32,222	48,398	–	80,620
Non-U.S. government obligations	567	1,458	–	2,025
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	–	2,430	649	3,079
Loans and securities backed by residential real estate	–	5,125	742	5,867
Bank loans	–	413	34	447
Corporate debt securities [2]	53	10,889	1,548	12,490
State and municipal obligations	–	1,668	754	2,422
Other debt obligations	–	1,025	411	1,436
Equities and convertible debentures	12,903 [3]	2,316 [4]	842 [5]	16,061
Total	**$45,745**	**$77,232**	**$4,980**	**$127,957**

	Cash Instrument Liabilities at Fair Value as of December 2010			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$20,779	$ 49	$ –	$20,828
Non-U.S. government obligations	424	220	–	644
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by residential real estate	–	5	–	5
Bank loans	–	5	–	5
Corporate debt securities [6]	28	4,096	41	4,165
Equities and convertible debentures [3]	15,294	305	3	15,602
Total	**$36,525**	**$4,680**	**$44**	**$41,249**

1. Includes $212 million and $560 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.
2. Includes $1.07 billion of CDOs backed by corporate obligations in level 3.
3. Substantially all consists of publicly listed equity securities.
4. Substantially all consists of restricted and less liquid publicly listed securities.
5. Includes $491 million of private equity investments.
6. Includes $34 million of CDOs backed by corporate obligations in level 3.

Note 7. Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Market-Making. As a market maker, the firm enters into derivative transactions with clients and other market participants to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client marketdem ands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making and investing and lending activities in derivative and cash instruments.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The following table presents the fair value of exchange-traded and OTC derivatives on a net-by-counterparty basis.

	As of December 2010	
in millions	Derivative Assets	Derivative Liabilities
Exchange-traded	$ 5,042	$3,032
Over-the-counter	6,322	5,598
Total	**$11,364**	**$8,630**

The following table presents the fair value, and the number, of derivative contracts by major product type on a gross basis. Gross fair values in the following table exclude the effects of both netting under enforceable netting agreements and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure.

	As of December 2010		
in millions, except number of contracts	Derivative Assets	Derivative Liabilities	Number of Contracts
Interest rates	$20,928	$20,773	35,610
Credit	2,880	2,606	6,986
Currencies	7,950	7,791	127,351
Commodities	87	75	366
Equities	26,643	24,144	122,075
Gross fair value of derivatives	**$58,488**	**$55,389**	**292,388**
Counterparty netting [1]	(46,506)	(46,506)	
Cash collateral netting [2]	(618)	(253)	
Fair value included in financial instruments owned	**$11,364**		
Fair value included in financial instruments sold, but not yet purchased		**$ 8,630**	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives
See Note 5 for an overview of the firm's fair value measurement policies and the fair value hierarchy.

Level 1 Derivatives
Exchange-traded derivatives fall within level 1 if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives
Level 2 derivatives include exchange-traded derivatives that are not actively traded and are OTC derivatives for which all significant valuation inputs are corroborated by market evidence.

Level 2 exchange-traded derivatives are valued using models that calibrate to market-clearing levels of OTC derivatives. Inputs to the valuations of level 2 OTC derivatives can be verified to market-clearing transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Where models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Price transparency of OTC derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate), are more complex and are therefore less transparent, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to be less transparent than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Exchange-traded and OTC equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 3 Derivatives

Level 3 OTC derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, the significant unobservable inputs are correlations of certain currencies and interest rates (e.g., the correlation of Japanese yen foreign exchange rates to U.S. dollar interest rates).

- For credit derivatives classified within level 3, significant level 3 inputs include long-dated credit and funding spreads as well as certain correlation inputs required to value tranches of credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligations relative to one another).

- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks.

- For level 3 commodity derivatives, significant level 3 inputs include volatilities for options with strike prices that differ significantly from current market prices and prices for certain products for which the product quality is not aligned with benchmark indices.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity on large or illiquid positions and credit valuation adjustments (CVA) which account for the credit risk inherent in derivative portfolios. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The following tables present the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the following tables exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2010				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$46	$20,814	$ 68	$ –	$20,928
Credit	–	2,587	293	–	2,880
Currencies	–	7,949	1	–	7,950
Commodities	–	41	46	–	87
Equities	9	25,389	1,245	–	26,643
Gross fair value of derivative assets	$55	$56,780	$ 1,653	–	$58,488
Counterparty netting [1]	–	(45,168)	(1,211)	(127) [3]	(46,506)
Subtotal	$55	$11,612	$442	$(127)	$11,982
Cash collateral netting [2]					(618)
Fair value included in total financial instruments owned					$11,364

	Derivative Liabilities at Fair Value as of December 2010				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$11	$20,761	$ 1	$ –	$20,773
Credit	–	2,340	266	–	2,606
Currencies	–	7,790	1	–	7,791
Commodities	–	52	23	–	75
Equities	2	22,891	1,251	–	24,144
Gross fair value of derivative liabilities	$13	$53,834	$1,542	–	$55,389
Counterparty netting [1]	–	(45,168)	(1,211)	(127) [3]	(46,506)
Subtotal	$13	$8,6 66	$ 331	$(127)	$ 8,883
Cash collateral netting [2]					(253)
Fair value included in financial instruments sold, but not yet purchased					$ 8,630

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

Derivatives with Credit-Related Contingent Features
Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the Group Inc.'s credit ratings. The following table presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

in millions	As of December 2010
Net derivative liabilities under bilateral agreements	$ 207
Collateral posted	90
Additional collateral or termination payments for a one-notch downgrade	3
Additional collateral or termination payments for a two-notch downgrade	22

Credit Derivatives
The firm enters into a broad array of credit derivatives in locations around the world primarily to facilitate client transactions and to manage risk. The firm also uses credit derivatives to manage risk in its lending activities. Credit derivatives are actively managed based on the underlying risks ofthe net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment, which is calculated in accordance with the terms of the contract, to the buyer of protection.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches) each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating-rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right but not the obligation to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2010, written and purchased credit derivatives had total gross notional amounts of $66.44 billion and $80.21 billion, respectively, for total net notional purchased protection of $13.77 billion.

The following table presents certain information about credit derivatives. In the following table:

- Fair values exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements, and therefore are not representative of the firm's exposure;

- Tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and

- The credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
in millions	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives[1]	Other Purchased Credit Derivatives[2]	Asset	Liability	Net Asset/ (Liability)
As of December 2010									
Credit spread on underlying (basis points)									
0-250	$6,262	$39,262	$10,834	$56,358	$53,344	$13,218	$693	$744	$ (51)
251-500	369	2,812	2,599	5,780	5,644	982	118	241	(123)
501-1,000	286	2,278	1,009	3,573	2,550	3,722	400	135	265
Greater than 1,000	54	543	135	732	676	73	8	198	(190)
Total	**$6,971**	**$44,895**	**$14,577**	**$66,443**	**$62,214**	**$17,995**	**$1,219**	**$1,318**	**$(99)**

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.

2. Comprised of purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which the firm has not written protection.

Note 8. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- resale and repurchase agreements;
- securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities;
- certain other secured financings, primarily transfers of financial assets accounted for as financings rather than sales and certain other nonrecourse financings;
- certain unsecured short-term and long-term borrowings, primarily consisting of promissory notes;
- certain receivables from customers and counterparties, including certain margin loans; and
- in general, investments acquired after November 24, 2006, when the fair value option became available, where the firm has significant influence over the investee and would otherwise apply the equity method of accounting.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for counterparty and the firm's credit quality.

Significant inputs for each category of other financial assets and financial liabilities at fair value are as follows:

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 9 for further information.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market yields and recovery assumptions), the frequency of additional collateral calls and the credit spreads of the firm. See Note 9 for further information.

Unsecured Short-term and Long-term borrowings. The significant inputs to the valuation of unsecured short-term and long-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, the credit spreads of the firm and, for certain hybrid financial instruments, equity prices, inflation rates and index levels. See Notes 13 and 14 for further information.

Receivables from Customers and Counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are interest rates and the amount and timing of expected future cash flows.

Note 9. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions, and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The following table presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in millions	As of December 2010
Securities purchased under agreements to resell [1]	$122,926
Securities borrowed [2]	191,890
Securities sold under agreements to repurchase [1]	154,245
Securities loaned [3]	64,511

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

2. As of December 2010, $64.75 billion of securities borrowed were at fair value.

3. As of December 2010, $28.08 billion of securities loaned were at fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency,an d investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are usually accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security that has very little, if any, default risk under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no such transactions outstanding as of December 2010.

Securities Borrowed and Loaned Transactions
In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates.

As of December 2010, the firm had $8.78 and $2.93 billion, respectively, of securities received under resale agreements and securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings
In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- liabilities of consolidated VIEs; and
- other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2010, nonrecourse other secured financings were $401 million.

The firm has elected to apply the fair value option to the following other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes:

- transfers of financial assets accounted for as financings rather than sales; and
- certain other nonrecourse financings.

See Note 8 for further information about other secured financings that are accounted for at fair value. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value.

The following table presents other secured financings by maturity. In the following table:

- short-term secured financings include financings maturing within one year of the financial statement date and financings that are redeemable within one year of the financial statement date at the option of the holder;
- long-term secured financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- long-term secured financings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

in millions	As of December 2010
Other secured financings (short-term)[1]	$61,206
Other secured financings (long-term):	
2012	84
2013	–
2014	150
2015	–
2016-thereafter	268
Total other secured financings (long-term)	502
Total other secured financings[2]	**$61,708**

1. The blended weighted average interest rate was 1.71% as of December 2010.

2. As of December 2010, other secured financings were collateralized by financial instruments.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The following table presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

in millions	As of December 2010
Collateral available to be delivered or repledged	$472,387
Collateral that was delivered or repledged	384,361

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them. The following table presents information about assets pledged by the firm.

in millions	As of December 2010
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$23,436
Did not have the right to deliver or repledge	68,475

Note 10. Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds, loans and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities, and limited liability companies) and acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated shares of principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

For transfers of financial assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 9 for further information about collateralized financings.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities, and servicing rights that the firm retains at the time of securitization. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

Beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are accounted for at fair value and are included in "Total financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

During the year ended December 2010, the firm securitized $47.80 billion of financial assets in which the firm had continuing involvement, all related to residential mortgages, substantially all in connection with government agency securitizations.

The following table presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss; and
- for retained interests, the firm's risk of loss is limited to the fair value of these interests.

	As of December 2010	
in millions	Outstanding Principal Amount	Fair Value of Retained Interests
Residential mortgage-backed	$60,975	$5,960
CDOs, CLOs and other	4,344	31
Total	**$65,319**	**$5,991**

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivatives transactions and guarantees with certain nonconsolidated VIEs. The carrying value of these derivatives and guarantees was a net liability of $34 million as of December 2010. The notional amounts of these derivatives and guarantees are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The following table presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2010	
	Type of Retained Interests	
$ in millions	Mortgage-Backed	Other [1]
Fair value of retained interests	$5,960	$ 31
Weighted average life (years)	7.8	3.3
Constant prepayment rate [2]	13.2%	N.M.
Impact of 10% adverse change [2]	$(59)	N.M.
Impact of 20% adverse change [2]	(122)	N.M.
Discount rate [3]	4.5%	N.M.
Impact of 10% adverse change	$(145)	N.M.
Impact of 20% adverse change	(283)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2010. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $31 million as of December 2010.

2. Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

3. The majority of mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of retained interests, the expected credit loss assumptions are reflected in the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Note 11. Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds and loans to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information on credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Municipal Bond Securitizations. The firm sells municipal securities to VIEs that issue short-term qualifying tax-exempt securities. The firm consolidates these VIEs because it owns the residual interests, which allows the firm to make decisions that significantly impact the economic performance of these VIEs.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; and derivatives that may include foreign currency, equity and/or credit risk. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is

the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs
The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The following table presents information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the following table:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for derivatives provided to VIEs.

For December 2010, the following table includes nonconsolidated VIEs in which the firm holds variable interests (and to which the firm sold assets and has continuing involvement as of December 2010) that were formerly considered to be QSPEs prior to the changes in U.S. GAAP on January 1, 2010. See "Recent Accounting Developments" in Note 3 for further information.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets and liabilities held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively; and
- Assets and liabilities held by the firm related to real estate, credit-related and other investing VIEs are primarily included in "Total financial instruments owned, at fair value", "Payables to customers and counterparties" and "Other liabilities and accrued expenses," respectively.

	Nonconsolidated VIEs				
	As of December 2010				
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Total
Assets in VIE	$76,778 [2]	$13,040	$2,247	$3,838	$95,903
Carrying Value of the Firm's Variable Interests					
Assets	$ 6,795	$ 326	$ 234	$ 260	$ 7,615
Liabilities	–	39	–	–	39
Maximum Exposure to Loss in Nonconsolidated VIEs					
Retained and purchased interests	6,795	326	–	260	7,381
Derivatives [1]	–	546	–	–	546
Loans and investments	–	–	234	–	234
Total	$6,795 [2]	$872	$ 234	$260	$8,161

1. The aggregate amounts include $447 million as of December 2010, related to derivative transactions with VIEs to which the firm transferred assets.
2. Assets in VIE and maximum exposure to loss include $1.55 billion and $119 million, respectively, related to CDOs backed by mortgage obligations as of December 2010.

Consolidated VIEs

The following table presents the carrying amount and classification of assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

For December 2010, the table excludes VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations. The liabilities of real estate, credit-related and other investing VIEs and CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

	Consolidated VIEs			
	As of December 2010			
in millions	Real estate, credit-related and other investing	Municipal bond securitizations	CDOs, mortgage-backed and other asset-backed	Total
Assets				
Cash and cash equivalents	$3	$ –	$ 39	$ 42
Receivables from customers and counterparties	–	–	27	27
Total financial instruments owned, at fair value	25	547	378	950
Other assets	9	–	499	508
Total	$ 37	$547	$943	$1,527
Liabilities				
Other secured financings	$–	$630	$318	$ 948
Payables to customers and counterparties	26	–	12	38
Other liabilities and accrued expenses	1	–	32	33
Total	$27	$630	$ 362	$1,019

Note 12. Other Assets

Other assets are generally less liquid, non-financial assets. The following table presents other assets by type.

in millions	As of December 2010
Property, leasehold improvements and equipment [1]	$1,177
Goodwill and identifiable intangible assets [2]	549
Income tax-related assets [3]	1,724
Equity-method investments [4]	1,064
Miscellaneous receivables and other	125
Total	**$4,639**

1. Net of accumulated depreciation and amortization of $3.80 billion as of December 2010.
2. Net of accumulated amortization. As of December 2010, the gross carrying amount of the firm's identifiable intangible assets was $560 million. The related accumulated amortization was $62 million, resulting in a net carrying amount of $498 million. These intangible assets represent television broadcast royalties held by a VIE consolidated upon adoption of ASU No. 2009-17.
3. See Note 20 for further information about income taxes.
4. Excludes investments of $668 million accounted for at fair value under the fair value option as of December 2010, which are included in "Total financial instruments owned, at fair value." See Note 8 for further information.

Property, Leasehold Improvements and Equipment
Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset.

Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. If an impairment test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.
- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

Note 13. Short-Term Borrowings

As of December 2010, short-term borrowings were $71.21 billion, comprised of $61.20 billion included in "Other secured financings" in the consolidated statement of financial condition and $10.01 billion of unsecured short-term borrowings. See Note 9 for further information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm obtains unsecured short-term borrowings primarily from Group Inc. The firm accounts for certain hybrid financial instruments at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Note 14. Long-Term Borrowings

As of December 2010, long-term borrowings were $1.37 billion, comprised of $504 million included in "Other secured financings" in the consolidated statement of financial condition and $866 million of unsecured long-term borrowings. See Note 9 for further information about other secured financings.

The firm obtains unsecured long-term borrowings, which have various maturity dates, primarily from third parties. As of December 2010, the carrying values of these long-term obligations approximated fair value.

Subordinated Borrowings

As of December 2010, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2012. In addition, the firm has a $16.60 billion revolving subordinated loan agreement with Group Inc., which also matures in 2012. As of December 2010, $21.50 billion was drawn down under these agreements.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15. Other Liabilities and Accrued Expenses

The following table presents other liabilities and accrued expenses by type.

in millions	As of December 2010
Compensation and benefits	$4,406
Income tax-related liabilities [1]	1,577
Accrued expenses and other	1,073
Total	**$7,056**

1. See Note 20 for further information about income taxes.

Note 16. Commitments and Guarantees

Commitments

The following table presents the firm's commitments.

	Commitment Amount by Period of Expiration as of December 2010				Total Commitments
in millions	2011	2012-2013	2014-2015	2016-Thereafter	As of December 2010
Commitments to extend credit [1]	$ 185	$ –	$ –	$ –	$ 185
Contingent and forward starting resale and securities borrowing agreements [2]	9,586	–	–	–	9,586
Forward starting repurchase and securities lending agreements [2]	2,188	–	–	–	2,188
Letters of credit [3]	598	–	–	–	598
Other	16	–	–	36	52
Total commitments	**$12,573**	**$ –**	**$ –**	**$36**	**$12,609**

1. Commitments to extend credit are presented net of amounts syndicated to third parties.
2. These agreements generally settle within three business days.
3. Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Securities Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and securities lending agreements that settle at a future date. The firm also enters into commitments to provide contingent financing to its clients through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The following table presents future minimum rental payments, net of minimum sublease rentals.

in millions	As of As of December 2010
2011	$ 7
2012	7
2013	6
2014	6
2015	4
2016 – thereafter	5
Total	**$35**

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the following tables.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit to enable clients to complete transactions). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The following table presents certain information about derivatives that meet the definition of a guarantee and certain other guarantees. The maximum payout in the following table is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included in following table.

Because derivatives are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values in the following table exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash collateral posted under credit support agreements.

		Maximum Payout/Notional Amount by Period of Expiration As of December 2010				
in millions	Carrying Value of Net Liability	2011	2012-2013	2014-2015	2016-Thereafter	Total
Derivatives [1]	$68	$1,144	$347	$743	$763	$2,997
Other financial guarantees [2]	-	15	-	-	-	15

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee and, therefore, these amounts do not reflect the firm's overall risk related to its derivative activities.

2. Other financial guarantees excludes certain commitments to issue standby letters of credit that are included in "Commitments to extend credit." See table in "Commitments" for a summary of the firm's commitments.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2010.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2010.

Note 17. Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market-making and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2010, as set forth in the following table:

in millions	As of December 2010
Assets	
Collateralized agreements:	
Securities borrowed (includes $26,513 at fair value)	$48,520
Securities purchased under agreements to resell, at fair value	22,695
Receivables from brokers, dealers and clearing organizations	5,733
Receivables from customers and counterparties	251
Total financial instruments owned, at fair value [1]	3,330
Other assets	1,074
Securities sold under agreements to repurchase, at fair value	45,703
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$ 9,816
Collateralized financings:	
Securities loaned (includes $28,064 at fair value)	58,775
Securities sold under agreements to repurchase, at fair value	45,703
Other secured financings	59,018
Payables to brokers, dealers and clearing organizations	10,349
Payables to customers and counterparties	10,992
Financial instruments sold,bu t not yet purchased, at fair value [2]	850
Unsecured long-term borrowings	271
Subordinated borrowings	21,500

1. The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in Total financial instruments owned, at fair value are $1.21 billion of such issuances and $2.12 billion of intercompany derivative contracts.

2. Consists of intercompany derivative contracts.

The firm recognizes interest income and expense in connection with securities borrowed, securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, unsecured short and long term borrowings, other secured financings and subordinated borrowings from Group Inc. and affiliates.

The firm provides operational and administrative support and management services to affiliates and allocates costs to such entities for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

Note 18. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various Group Inc. defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. Group Inc. maintains a defined benefit pension plan for most U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants.

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans

The firm contributes to Group Inc. employer-sponsored U.S. and non-U.S. defined contribution plans.

Note 19. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003. The SIP was further amended and restated, effective December 31, 2008.

Restricted Stock Units

Group Inc. issues RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post- vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 will generally become exercisable in one-third installments in January 2011, January 2012, and January 2013 and will expire in February 2014.

Employee stock option agreements provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. In general, options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 20. Income Taxes

Provision for Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The following table presents the significant components of deferred tax assets and liabilities.

in millions	As of December 2010
Deferred tax assets	
Compensation and benefits	$1,612
Unrealized losses	62
Other, net	217
Total deferred tax assets	**$1,891**
Total deferred tax liabilities [1]	**$ 236**

1. Relates to depreciation and amortization.

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2010, the firm did not record a liability related to accounting for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 21. Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The following table presents the credit concentrations in assets held by the firm. As of December 2010, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

in millions	As of December 2010
U.S. government and federal agency obligations [1]	$87,450
% of total assets	16.6%

1. Included in "Total financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."

The following table presents collateral posted to the firm by counterparties to resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). See Note 9 for further information about collateralized agreements and financings.

in millions	As of December 2010
U.S. government and federal agency obligations	$131,673

Note 22. Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages.

These matters include, but are not limited to, the firm's role in certain underwriting activities, research matters, treasury matters, mutual fund and securities-related actions. With respect to these proceedings, management has estimated the upper end of the range of reasonably possible loss as being equal to (i) the amount of money damages claimed, where applicable, (ii) the amount securities that the firm sold in cases involving underwritings where the firm is being sued by purchasers and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) in cases where the purchasers are demanding that the firm repurchase securities, the price that purchasers paid for the securities less the estimated value, if any, as of December 2010 of the relevant securities. As of December 2010, the firm has estimated the aggregate amount of reasonably possible losses for these matters to be no more than $3.4 billion.

Under ASC 450 an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight". Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of a reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight. The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

Management is unable to estimate a range of reasonably possible loss for cases which damages have not been specified and (i) the proceedings are in early stages, (ii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iii) there is uncertainty as to the outcome of pending appeals or motions, (iv) there are significant factual issues to be resolved, and/or (v) there are novel legal issues presented. However, for these cases, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the firm's regulatory capital compliance, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 23.Ne t Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of December 2010, GS&Co. has regulatory net capital, as defined by Rule 15c3-1, of $11.14 billion, which exceeded the amount required by $9.21 billion. Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2010, these subsidiaries were in compliance with their local capital adequacy requirements. As of December 2010, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the firm's PAIB credits exceeded its PAIB debits. The amount held on deposit in the Reserve Bank at December 2010 was $335 million.

Note 24. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2011, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.